UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Activision Blizzard, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

00507V109

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

1755 Broadway, 2nd Floor

New York, New York 10019

Telecopy: (212) 445-3812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,499,688
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,499,688
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,499,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 5.7%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	Based upon 726,186,329 shares of common stock outstanding as of April 29, 2015, as last reported by the Issuer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on July 18, 2008 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on November 17, 2011 (“Amendment No. 1”), Amendment No. 2 thereto filed on July 30, 2013 (“Amendment No. 2”), Amendment No. 3 thereto filed on October 15, 2013 and Amendment No. 4 thereto filed on May 29, 2014 (“Amendment No. 4” and together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”), by the Filing Person relating to the common stock, par value $0.000001 per share (“Common Stock”) of Activision Blizzard, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

Item 4 of Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 6 herein.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Filing Person beneficially owned in the aggregate 41,499,688 Shares, constituting 5.7% of the outstanding Shares. The percentage of Shares owned is based upon 726,186,329 Shares outstanding as of April 29, 2015, as last reported by the Issuer.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Person is set forth on the cover pages in items 7 through 10. The information in such items is incorporated herein by reference.

(c) The following transaction was effected in the past 60 days:

On June 11, 2015, Vivendi entered into the Hedging Transaction described in Item 6 with respect to 41,499,688 Shares.

(d) Not applicable.

(e) Not applicable.

Item 6 of the Schedule 13D is hereby amended by adding the following language at the end thereof:

On June 11, 2015, Vivendi entered into a zero-cost collar arrangement with Barclays Bank PLC, which is intended to confine Vivendi’s economic exposure with respect to the remaining 41,449,688 Shares of Issuer owned by Vivendi to a negotiated range utilizing a combination of puts and calls (the “Hedging Transaction”). The Hedging Transaction is scheduled to be settled by the end of calendar 2016 (subject to certain exceptions). Vivendi will continue to have sole voting and dispositive power with respect to the Shares that are the subject of the Hedging Transaction. At Vivendi’s election, the Hedging Transaction may be settled in cash or through the delivery of Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2015

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title: Senior Vice President and Deputy General Counsel